Filed Pursuant to Rule 424(b)(3)

Registration No. 333-228121

SUPPLEMENT No. 1
(To Prospectus Supplement dated November 30, 2018
to Prospectus dated November 14, 2018, as amended by Prospectus dated March 27, 2019)

Auris Medical Holding Ltd.

Up to $3.25 million

Common Shares

On April 5, 2019, we amended our sales agreement dated November 30, 2018 (as so amended and as may be amended from time to time after the date of this supplement, the “Sales Agreement”), with A.G.P./Alliance Global Partners, or A.G.P., relating to our common shares (par value of CHF 0.02 per common share) offered by the prospectus supplement dated November 30, 2018 (the “Prospectus Supplement”) and the accompanying prospectus dated November 14, 2018 (the “Original Base Prospectus”), which Original Base Prospectus was amended and supplemented by the prospectus dated March 27, 2019 (the “New Base Prospectus”), constituting a part of Post-Effective Amendment No. 1 to our registration statement on Form F-3 (Registration No. 333-228121), declared effective by the Securities and Exchange Commission on March 27, 2019.

The Original Base Prospectus, as amended and supplemented by the New Base Prospectus, is referred to as the “Base Prospectus,” and the “Base Prospectus,” as supplemented by the Prospectus Supplement, is referred to as the “Prospectus.” This Supplement No. 1 dated April 5, 2019 (this “Supplement”), supplements, modifies and supersedes certain information contained in the Prospectus only to the extent indicated herein and should be read in conjunction with the Prospectus. If there is any inconsistency between the information in the Prospectus and this Supplement, you should rely on the information in this Supplement. This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement.

In accordance with the terms of the Sales Agreement, we may offer and sell through the Prospectus, as amended and supplemented by this Supplement (together, the “Supplemented Prospectus”), common shares having an aggregate offering price of up to $3.25 million from time to time through A.G.P., acting as our sales agent. As of the date of this Supplement, we previously have sold 2,595,814 of our common shares for an aggregate offering price of  approximately $1.3 million pursuant to the Sales Agreement and the Prospectus. As a result of such prior sales, as of the date of this Supplement, common shares having an aggregate gross sales price of up to approximately $1.95 million remain available for offer and sale under the Sales Agreement pursuant to the Supplemented Prospectus.

Sales of our common shares, if any, under this Supplemented Prospectus may be made in sales deemed to be “at the market offerings” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act, including sales made directly on or through The Nasdaq Capital Market, the existing trading market for our common shares, or sales on any other existing trading market for our common shares or to or through a market maker.

We will pay A.G.P. a fixed commission rate equal to 3.00% of the gross sales price per common share sold. In connection with the sale of our common shares on our behalf, A.G.P. will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of A.G.P. will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contributions to A.G.P. against certain civil liabilities, including liabilities under the Securities Act. See “Plan of Distribution” in the Prospectus, as supplemented by this Supplement.

Our common shares are listed on The Nasdaq Capital Market under the symbol “EARS.” On April 2, 2019, the last sale price of our common shares as reported by The Nasdaq Capital Market was $0.34 per common share.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Summary—Implications of Being an “Emerging Growth Company” and a Foreign Private Issuer” in the Prospectus.

Investing in our common shares involves a high degree of risk. You should carefully consider all of the information set forth in the Prospectus, as supplemented by this Supplement, and the documents incorporated by reference in the Prospectus and this Supplement before deciding to invest in our common shares. See “Risk Factors” beginning on page S-7 of the Prospectus Supplement and in the documents incorporated by reference in the Prospectus and this Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our common shares, or determined if this Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

A.G.P.

The date of this Supplement is April 5, 2019

EXPLANATORY NOTE

This Supplement is being filed solely to reflect that on March 18, 2019, the Company changed its jurisdiction of incorporation from Switzerland to Bermuda. The Company discontinued as a Swiss company and, pursuant to Article 163 of the Swiss Federal Act on Private International Law and Section 132G of the Companies Act 1981 of Bermuda (the “Companies Act”), continued its existence under the Companies Act as a corporation organized in Bermuda. This transaction is referred to as the “Redomestication.” The Company changed its name from “Auris Medical Holding AG” to “Auris Medical Holding Ltd.” in connection with the Redomestication.

The Offering

Issuer	Auris Medical Holding Ltd.

Common shares offered by us	Common shares, par value CHF 0.02 per share, having an aggregate offering price of up to $3.25 million.

Manner of offering	“At the market offering” that may be made from time to time through our sales agent, A.G.P. See “Plan of Distribution” in this prospectus supplement.

Use of proceeds

We currently intend to use the net proceeds from the sale of our common shares pursuant to the sales agreement, if any, for working capital and general corporate purposes. See “Use of Proceeds” in this prospectus supplement.

Risk factors

An investment in our common shares involves a high degree of risk. Please refer to “Risk Factors” in the Prospectus Supplement, “Item 3. Key Information—D. Risk factors” in our Annual Report on Form 20-F for the year ended December 31, 2018, incorporated by reference herein, and other information included or incorporated by reference in the Prospectus for a discussion of factors you should carefully consider before investing in our common shares.

Nasdaq Capital Market symbol	“EARS.”

Where You Can Find More Information and Incorporation by Reference

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

The SEC allows us to incorporate by reference information into the Prospectus Supplement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of the Prospectus Supplement, except for any information superseded by information that is included directly in the Prospectus Supplement or incorporated by reference subsequent to the date of the Prospectus Supplement.

We incorporate by reference the following documents or information that we have filed with the SEC:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed on March 14, 2019;
•	our Reports on Form 6-K furnished on March 18, 2019 and April 5, 2019; and
•	the description of our common shares contained in our Report on Form 6-K furnished on March 18, 2019, including any subsequent amendment or reports filed for the purpose of updating such description.

All annual reports we file with the SEC pursuant to the Exchange Act on Form 20-F after the date of this Supplement and prior to termination of the offering under the Prospectus Supplement shall be deemed incorporated by reference into the Prospectus Supplement and to be part thereof from the date of filing of such documents. We may incorporate by reference any Form 6-K subsequently submitted to the SEC by identifying in such Form 6-K that it is being incorporated by reference into the Prospectus.

Documents incorporated by reference in the Prospectus Supplement are available from us without charge upon written or oral request, excluding any exhibits to those documents that are not specifically incorporated by reference into those documents. You can obtain documents incorporated by reference in the Prospectus Supplement by requesting them from us in writing or at Auris Medical Holding Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda or via telephone at (441) 295-5950.